UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Zone Mining Limited

(Name of Issuer)
Common Stock

(Title of Class of Securities)
98977D 10 4

(CUSIP Number)
Stephen P. Harrington
111 Presidential Blvd., Suite 165, Bala Cynwyd, PA 19004
(610) 771-0680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.98977D 10 4

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stephen P. Harrington; SPH Investments (EIN: 26-2644605 )

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization U.S.

Number of	7. U	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 750,000
Owned by
Each	9. U	Sole Dispositive Power 0
Reporting
Person	10.	Shared Dispositive Power 750,000
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 23.1%

	14.	Type of Reporting Person (See Instructions)
IN, CO

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.00001 par value of Zone Mining Limited, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 111 Presidential Blvd., Suite 165, Bala Cynwyd, PA 19004.

Item 2. Identity and Background

(a)	Name:	Stephen P. Harrington

(b)	Business Address:	111 Presidential Blvd., Suite 165, Bala Cynwyd, PA 19004

(c)	Present Principal Occupation:	Officer and a director of the issuer.

(d)	Disclosure of Criminal Proceedings:	Mr. Harrington has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Harrington has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Harrington is a citizen of the U.S.

(a)	Name:	SPH Investments

(b)	Business Address:	111 Presidential Blvd., Suite 165, Bala Cynwyd, PA 19004

(c)	Present Principal Occupation:	N/A

(d)	Disclosure of Criminal Proceedings:	N/A

(e)	Disclosure of Civil Proceedings:	N/A

(f)	Citizenship:	Delaware

Item 3. Source and Amount of Funds or Other Consideration

SPH Investments, which is solely owned by Mr. Harrington, acquired 750,000 shares of the Issuer's issued and outstanding shares of common stock for cash of $65,200 using personal funds.

Item 4. Purpose of Transaction

This transaction was concurrent with Mr. Harrington’s appointment as an officer and director of the Issuer.

Item 5. Interest in Securities of the Issuer

Mr. Harrington beneficially owns 750,000 shares of the Issuer’s common stock as follows:

(a) Mr. Harrington directly and personally owns no shares of the Issuer’s total issued and outstanding shares; however, SPH Investments, which is solely owned by Mr. Harrington, owns 750,000 shares of the Issuer’s common stock, which represents 23.1% of the Issuer’s total issued and outstanding shares.

(b) Mr. Harrington has voting or dispositive power as to the 750,000 shares owned by SPH Investments.

(c) On August 31, 2006, SPH Investments, which is solely owned by Mr. Harrington, purchased 300,000 shares or 9.2% of the Issuer’s outstanding common stock, from Albert E. Barrow, the Issuer’s outgoing officer and director, for an aggregate purchase price of $43,700, or approximately $0.146 per share. Also on that date, SPH Investments purchased 250,000 shares or 7.7% of the Issuer’s outstanding common stock, from Frank A. Shaw, one of the Issuer’s officers and directors, for an aggregate purchase price of $12,500, or approximately $0.05 per share. Also on that date, SPH Investments purchased 200,000 shares or 6.2% of the Issuer’s outstanding common stock, from Craig Hurst, a former director of the Issuer, for an aggregate purchase price of $9,000, or approximately $0.045 per share. These were all privately-negotiated transactions.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 31, 2006, SPH Investments, which is solely owned by Mr. Harrington, purchased an aggregate total of 750,000 shares to SPH Investments, in three privately-negotiated transactions. These transactions were concurrent with Mr. Harrington’s appointment as an officer and director of the Issuer.

Item 7. Material to Be Filed as Exhibits

n/a

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2006
Date

/s/ Stephen P. Harrington
Stephen P. Harrington, individually and as sole owner of SPH Investements

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)